May 14, 2019

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, DC 20549

Attention: Bernard Nolan, Attorney-Adviser

Re:	Dynatrace Holdings LLC
Draft Registration Statement on Form S-1
Submitted April 12, 2019
CIK No. 0001773383

Dear Mr. Nolan:

This letter is confidentially submitted on behalf of Dynatrace Holdings LLC (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Draft Registration Statement on Form S-1, confidentially submitted on April 12, 2019 (the “Draft Registration Statement”), as set forth in the Staff’s letter dated May 9, 2019 addressed to Craig Newfield (the “Comment Letter”). The Company is concurrently confidentially submitting Amendment No. 1 to the Draft Registration Statement (“Amendment No. 1”), which includes changes to reflect responses to the Staff’s comments and other updates.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Draft Registration Statement, and page references in the responses refer to Amendment No. 1. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 1.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending via Federal Express, four (4) copies of each of this letter and Amendment No. 1 (marked to show changes from the Draft Registration Statement).

Draft Registration Statement on Form S-1

Prospectus Summary, page 1

1.	Please disclose the percentage of the issued and outstanding shares of common stock that your executive officers, directors, and sponsor will, in the aggregate, beneficially own

Mr. Bernard Nolan

United States Securities and Exchange Commission

May 14, 2019

following this offering. Further, revise the corresponding risk factor on page 45 to note the effect of this increased concentration of ownership on the ability of stockholders to influence significant corporate decisions.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 9 of Amendment No. 1 to disclose the percentage of the issued and outstanding shares of common stock that the executive officers, directors, and the sponsor will, in the aggregate, beneficially own following the offering. In addition, the Company has revised the risk factor on page 47 of Amendment No. 1.

Spin-Off Transactions, page 9

2.	Please revise this section to include charts showing your organizational structure before and after the spin-off transactions.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 10, 11 and 132 of Amendment No. 1.

Risk Factors Risks Related to Our Common Stock and This Offering Our charter and bylaws contain anti-takeover provisions…page 46

3.	Please enhance the reference to the removal of directors only for cause by disclosing that such removal also will be subject to a supermajority voting provision.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 48 of Amendment No. 1.

Our amended and restated bylaws designate the Court of Chancery…page 47

4.

Your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Further, you state here that stockholders will not be deemed to have waived your compliance with the federal securities laws and the rules and regulations thereunder. Please clarify whether the forum selection provision applies to actions arising under the Securities Act or Exchange Act. In that regard, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please revise your prospectus to state that there particularly is uncertainty as to whether a court would enforce such type of provision. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please ensure that the exclusive forum provision in the governing documents states this clearly.

Mr. Bernard Nolan

United States Securities and Exchange Commission

May 14, 2019

Response: In response to the Staff’s comment, the Company has revised pages 50 and 144 of Amendment No. 1 to clarify that the exclusive forum clause in its amended and restated bylaws does not apply to actions arising under the Securities Act or the Exchange Act.

Market and Industry Data, page 52

5.

You state that you have not independently verified the third-party market and industry data that you cite in the prospectus. Please be advised that you are responsible for the entire content of the registration statement and should not include language that can be interpreted as a disclaimer of information that you have chosen to include. Please revise.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 54 of Amendment No. 1.

6.	Please disclose the name and date of each third-party publication and report from which you have derived the market and industry data that is used throughout the prospectus.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 54 of Amendment No. 1 to include the name and date of each third-party publication and report from which the Company has derived the market and industry data used throughout the prospectus.

Management’s Discussion and Analysis of Financial Condition and Operating Results Key Metrics, page 67

7.

You indicate in a risk factor on page 23 that your future revenues and operating results will be harmed if you are unable to acquire new customers, if your customers do not renew their contracts with you, or if you are unable to expand sales to your existing customers or develop new solutions that achieve market acceptance. Please tell us what consideration was given to including a discussion of renewal rates or retention rates during the periods presented (e.g., the number of annual contract customers that have renewed and declined to renew or the percentage of such customers on the last day of the prior year or quarter that remain customers on the last day of the current year or quarter). In addition, tell us whether you considered disclosing the number of Dynatrace® customers that were new customers versus existing customers as of the end of each period presented. Finally, to the extent material, please discuss any known trends relating to renewals, retention, or new customers. We refer you to Section III. B of SEC Release No. 33-8350.

Response: The Company advises the Staff that the Company believes that the disclosure of Dynatrace® Dollar-Based Net Expansion Rate is the most meaningful measure of retention for potential investors because the amount of Dynatrace® ARR retained from a prior period through renewals and/or upsells is the primary driver for increased revenue between comparable periods. Customer retention count does not provide additional

Mr. Bernard Nolan

United States Securities and Exchange Commission

May 14, 2019

information to an investor necessary to understand the Company’s business as a whole because Dynatrace® Dollar-Based Net Expansion Rate has a more direct impact on revenue than the total customers retained from a prior period. Given the variance in the amount of Dynatrace® ARR per customer, the loss of one customer does not necessarily have the same impact on revenue as the loss of another customer. As a result, the Company believes that presenting customer retention count as a predictor of revenue could be misleading.

Similarly, the Company has provided a dollar-based retention rate for Classic ARR to help investors understand the retention of Classic ARR by disclosing the net increase of Dynatrace® ARR resulting from the conversion of customers for Classic products to Dynatrace® products, as well as upsell generated at the time of conversion by customers that have undergone a conversion from our Classic products to Dynatrace® products. The Company respectfully advises the Staff that the Company believes that the resulting Dynatrace® ARR has a more direct impact on revenue than the total Classic customers retained. Given the variance in the amount of Classic ARR per Classic customer, the loss of one Classic customer does not necessarily have the same impact on revenue as the loss of another Classic customer. As a result, the Company believes that presenting Classic customer retention count as a predictor of revenue or to evaluate the success of our conversion of customers from our Classic products to our Dynatrace® product could be misleading.

The Company advises the Staff that it does not disclose the cumulative number of new versus existing customers as of the end of each period for similar reasons. Given variances in the amount of ARR per customer for each category, customer counts will not necessarily correspond to revenue. The Company provides a total number as of the end of each reporting period to provide overall context on our customer base, and to substantiate our new customer growth since launching the Dynatrace platform.

Further, the Company informs the Staff that there are no known material trends relating to renewals or customers other than those currently disclosed.

8.

You state that based on historical trends, you believe that the majority of your Classic ARR as of December 31, 2018 will convert to Dynatrace® ARR over the next two years. Also, you disclose that as of December 31, 2018, 53% of your Dynatrace® customers are new customers added since you launched Dynatrace® in 2016 and that the remaining 47% were existing customers that either added or converted to Dynatrace® since you launched Dynatrace® in 2016. For context regarding your performance, please disclose the percentage of the decrease in Classic ARR that you retained through conversion to Dynatrace®, as well as the percentage of Classic customers associated with such decrease that you retained through conversion, for each period presented. Also, disclose the percentage of the increase in the number of Dynatrace® customers that was represented by Classic customers that added or converted to Dynatrace® for each period presented. Finally, for further insight into the remaining conversion opportunity, please

Mr. Bernard Nolan

United States Securities and Exchange Commission

May 14, 2019

disclose the number of customers with a license to use the classic products as of the end of the most recent period presented.

Response: The Company advises the Staff that as of March 31, 2018 and March 31, 2019 Classic ARR comprised 70% and 30% of Total ARR, respectively. Classic ARR will continue to significantly decline as a percentage of Total ARR and Dynatrace® ARR will eventually represent 100% of Total ARR. The Company believes that its Classic ARR, which is generated from products the Company stopped selling to new customers in April 2018, is material to investors to the extent that the Classic ARR (i) converts to Dynatrace® ARR and (ii) subsequently grows as Dynatrace® ARR in future periods. As a result, the Company believes that the net increase in Dynatrace® ARR driven by conversion and upsell at the time of Classic ARR conversion and our Dynatrace® Dollar-Based Net Expansion Rate provide investors with an understanding of the impact Classic ARR conversion has on Dynatrace® ARR and the subsequent growth opportunity of the Dynatrace® ARR resulting from Classic ARR conversion.

The Company advises the Staff that the Company believes that disclosure of the net increase in Dynatrace® ARR driven by conversion and upsell at time of conversion is the most meaningful and clear way to portray the impact of conversion of and churn by our Classic customers on our Dynatrace® ARR. The Company advises the Staff that in some cases, a single customer can generate both “churn” by cancelling its subscriptions for a specific “Classic” product line, while at the same time generating “upsell” at the time of conversion by converting and expanding its footprint within a different product line at the time of conversion. In these cases, the net Dynatrace® ARR impact of the decline and “conversion plus upsell” is the most meaningful measure of retention of the converting Classic ARR.

Further, given that the Company’s Dynatrace® Dollar-Based Net Expansion Rate excludes the benefit of upsell at the time of conversion, the Company believes that providing this metric in addition to the total decline in Classic ARR allows the investor to gain a simple, clear understanding of our two primary retention trends: (i) the decline in Classic ARR and the net of that decline against the conversion and upsell noted above, and (ii) Dynatrace® ARR organic expansion (i.e. expansion without the benefit of conversions and upsell at time of conversion).

Customer retention count does not provide additional information to an investor necessary to understand the Company’s business as a whole, because the net amount of Classic ARR retained from a prior period through conversion and upsell has a more direct impact on revenue than the number of classic customers retained from a prior period through conversion. Given the variance in the amount of subscription revenue by the Company’s customers, the loss of one customer does not necessarily have the same impact on revenue as the loss of another customer.

Similarly, the Company does not believe that disclosing the number of converted and remaining Classic customers provides meaningful insight into the remaining conversion opportunity or additional information to an investor necessary to understand the Company’s business as a whole. In addition, some customers convert the majority of their subscriptions to the Dynatrace® product, and retain a small Classic product footprint following their “conversion”. This would tend to over-state the remaining conversion opportunity from a “count” perspective compared to an ARR-based view of the remaining opportunity, and as a result the Company believes that count-based metrics of the remaining Classic base could be misleading.

Key Components of Results of Operations

Revenues, page 68

Mr. Bernard Nolan

United States Securities and Exchange Commission

May 14, 2019

9.

For insight into the quality of your recurring subscription revenue base, please disclose the average length of the SaaS agreements, term-based licenses, and the expected optional maintenance renewals associated with perpetual licenses as of the end of the most recent period presented. In this regard, you state on page F-41 that you expect to recognize revenue on 73% of the remaining performance obligations for subscription arrangements over the next 12 months.

Response: The Company respectfully advises the Staff that the Company believes that the aggregate amount of consideration allocated to remaining performance obligations as disclosed on page F-42 of Amendment No. 1 provides investors with insight into the quality of the Company’s recurring revenue. The majority of arrangements are billed annually in advance resulting in a backlog in excess of its reported deferred revenue. As of December 31, 2018, the amount of transaction price allocated to remaining performance obligations was $524.4 million, consisting of billed and unbilled consideration of $327.9 million and $196.5 million, respectively. Of the $524.4 million, 59% is expected to be recognized within twelve months.

Additionally, the Company does not specifically track the average length of its arrangements with its customers, however, the Company advises the Staff that, historically, customers have primarily made an initial commitment of one year. With regard to optional maintenance renewals associated with perpetual licenses, renewals for two subsequent years are implicit in our three year expected benefit period for contract costs and material rights.

Results of Operations, page 71

10.

You disclose that subscription revenue growth was primarily attributable to the growing adoption of the Dynatrace® platform by new customers combined with existing customers expanding their use of your solutions. Please revise to quantify the extent to which each factor contributed to the material change in subscription revenue. Refer to Item 303(a)(3) of Regulation S-K, Instruction 4 to Item 303(a) of Regulation S-K, and Section III. D of SEC Release No. 33-6835.

Response: The Company respectfully advises the Staff that the Company (i) does not separately track revenue derived from new customers and revenue derived from customers expanding their use of the Company’s solutions and (ii) is unable to specifically quantify the revenue change attributable to each of these factors because the Company’s reporting systems are not set up to track revenue from new customers and revenue derived from customers expanding their use of the Company’s solutions. The Company would be unable to separately track these revenue drivers without incurring undue expense to revise its reporting system. However, based on the Company’s tracking of Dynatrace® ARR, the Company advises the Staff that the majority of the subscription revenue change is attributable to customers expanding their use of the Company’s solutions and has revised the disclosure on pages 75 and 80 accordingly. Additionally, the Company expects the majority of the subscription revenue increase in future periods

Mr. Bernard Nolan

United States Securities and Exchange Commission

May 14, 2019

to continue to be attributable to customers expanding their use of the Company’s solutions and has revised the disclosure on page 71 accordingly.

11.

You disclose that your increases in research and development and sales and marketing are attributable to increased personnel and other costs. Please tell us your consideration of quantifying the headcount at the end of each period as a factor to explain the changes for the line items that are impacted.

Response: In response to the Staff’s comment, the Company has revised its disclosures on pages 77 and 82 of Amendment No. 1 to include the percentage increase in headcount driving the changes in personnel and other costs.

Critical Accounting Policies and Estimates Revenue Recognition, page 88

12.

You disclose that you determine standalone selling price for all your performance obligations using observable inputs such as standalone sales and historical contract pricing. You also disclose you determine that your pricing for software licenses and subscription services is highly variable and therefore allocate the transaction price to those performance obligations using the residual approach. Please clarify whether your standalone price for all your arrangements are determined using observable inputs or whether all or certain arrangements are determined using the residual approach.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 92 to clarify that its pricing for software licenses and subscription services is highly variable and that therefore the Company allocates the transaction price to those performance obligations using the residual approach.

Business Customers, page 104

13.

Please clarify whether any organization accounted for 10% or more of your revenue for the fiscal years ended March 31, 2017 and 2018. In this regard, you state that in infrequent cases, a single organization may comprise multiple customer accounts when there are distinct divisions, departments or subsidiaries that operate and make purchasing decisions independently from the parent organization. We note that a group of customers under common control or customers that are affiliates of each other shall be regarded as a single customer for the purpose of disclosure regarding customer concentration. Refer to Item 101(c)(1)(vii) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 107 of Amendment No. 1 to clarify that no organization accounted for more than 10% of its revenue for fiscal years ended March 31, 2017 and 2018.

Mr. Bernard Nolan

United States Securities and Exchange Commission

May 14, 2019

Sales and Marketing, page 104

14.

For context, please quantify the extent to which you have been dependent on your network of partners to market and sell your solutions. In this regard, you state that such network drives a “material portion” of your revenues.

Response: In response to the Staff’s comment, the Company has revised page 20 of Amendment No. 1. The Company respectfully informs the Staff that its network partners do not drive a material portion of its revenues in any geography.

Executive Compensation Narrative Disclosure to Summary Compensation Table Bonuses and Commissions, page 116

15.	Please identify the performance measures that were used to determine the annual bonuses paid to your named executive officers for fiscal year 2019. Refer to Item 402(o) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised page 120 of Amendment No. 1 to disclose the performance measure used to determine the annual bonuses paid to its named executive officers for fiscal year 2019.

Executive Employment Arrangements, page 116

16.

Please disclose the material terms of the new employment agreements that provide for payments to the named executive officers upon termination or a change in control. In this regard, your disclosure on page 122 indicates that you have termination of employment and change in control arrangements with these executive officers. Refer to Item 402(q) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and will provide the requested information once the new employment agreements are made final.

Notes to Consolidated Financial Statements Revenue recognition, page F-11

17.

You disclose that you sell software licenses, subscriptions, maintenance and support, and professional services together in contracts with your end-customers or channel partners. Please clarify whether the channel partner is your customer under these arrangements. We refer you to ASC 606-10-20.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page F-11 to clarify that both end-users and resellers are considered customers in their respective arrangements.

Mr. Bernard Nolan

United States Securities and Exchange Commission

May 14, 2019

General

18.	Please disclose the source of the assertion that you offer the market-leading software intelligence platform, purpose-built for the enterprise cloud.

Response: In response to the Staff’s comment, the Company has updated the disclosures on page 54 of Amendment No. 1 to include the requested source. The Company respectfully advises the Staff that the source of the assertion is Gartner, Magic Quadrant for Application Performance Monitoring, dated March 14, 2019.

19.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company respectfully advises the Staff that it will provide the Staff, on a confidential basis under separate cover, copies of all written communications presented to potential investors in reliance on Section 5(d) of the Securities Act.

20.

Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, refer to Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations.

Response: The Company respectfully advises the Staff that Amendment No. 1 contains all of the graphical materials and artwork currently contemplated. If, following the date of this letter, the Company determines to include additional graphical materials and artwork in the printed prospectus, it will provide proofs of such material to the Staff prior to its use.

If you should have any questions regarding the enclosed matters, please contact the undersigned at (617) 570-1928.

Sincerely,

/s/ Joseph C. Theis

Joseph C. Theis, Esq.

cc:	John Van Siclen, Dynatrace Holdings LLC

Kevin Burns, Dynatrace Holdings LLC

Craig Newfield, Dynatrace Holdings LLC

Kenneth J. Gordon, Esq., Goodwin Procter LLP

Seo Salimi, Esq., Goodwin Procter LLP

Mark G. Borden, Esq., Wilmer Cutler Pickering Hale and Dorr LLP

David A. Westenberg, Esq., Wilmer Cutler Pickering Hale and Dorr LLP